FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Letter to the Buenos Aires Stock Exchange regarding appointment of General Manager.

October 8, 2009

Messrs.

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Buenos Aires, Argentina

Dear Sirs:

Re. Appointment of General Manager

This letter is to inform you that during a meeting held today the Board of Directors of BBV Banco Francés has appointed Mr. Ricardo Enrique Moreno as General Manager.

Mr. Jorge Bledel, who up to now has been Chairman and Chief Executive Officer, will continue as Chairman of the Board of Directors of BBVA Banco Frances and Mr. Ricardo E. Moreno will take care of all executive functions.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199, 1003 Buenos Aires - Casilla de Correo 3196, 1003 Correo Central, Buenos Aires, Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	October 9, 2009	By:	/S/ MARTÍN E. ZARICH
		Name:	Martín E. Zarich
		Title:	Chief Financial Officer